HEARTBEAM, INC.

2118 Walsh Avenue, Suite 210

Santa Clara, CA 95050

October 4, 2021

Mary Mast

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	HeartBeam, Inc.
Registration Statement on Form S-1
Filed September 7, 2021
File No. 333-259358

Dear Ms. Mast:

By letter dated September 14, 2021, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided HeartBeam, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Registration Statement on Form S-1 filed on September 7, 2021. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Registration Statement on Form S-1, Filed September 7, 2021

Dilution, page 35

1.	We note your response to comment 4 and your revised disclosure in the dilution section. Please reconcile the statement that, “The amount of Common Stock outstanding excludes Common Stock issuable on a Qualified Financing such as this IPO, at a conversion price equal to seventy (70)% of the price per share in the public offering” and your disclosure that, “… and after the conversion of the Convertible Notes (and interest) through this Qualified Financing (as defined in the Convertible Notes), the Company’s pro forma as adjusted net tangible book value as of , 2021 would have been $ or $ per share” or advise.

Response:

We have updated our dilution section to clarify the impact of the notes by adding a pro-forma historical tangible book value in the table, which highlights the impact of the conversion of the notes in a Qualified Financing such as this IPO. As a result, the increase in pro forma net tangible book value is tied directly to this transaction and defined in the paragraph introducing the table as follows:

“After giving effect to the Company’s sale of all of the 2,750,000 shares of Common Stock offered in this offering (giving no value to the Warrants) at an assumed public offering price of $6.00 per share after deducting estimated underwriting discounts and commissions and the Company’s estimated offering expenses, and after the Company’s pro forma as adjusted net tangible book value as of June 30, 2021, would have been $14,625,000 or $1.93 per share. This represents an immediate increase in net tangible book value of $1.95 per share to the Company’s existing stockholders, and an immediate dilution in net tangible book value of $4.07 per share to new investors.”

Business Overview

FDA Regulatory Path, page 48

2.	On page 48 you state: “We have finished an internal pilot study on 40 subjects and the results indicate that our synthesized 12-lead ECG is a better match to the standard 12-lead ECG recording than the FDA cleared synthesized 12-lead ECG device that is in the market.” Please revise to provide the details of this study.

Response:

We have deleted references to this study at this time.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information of the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

The company acknowledges that

●	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

Branislav Vajdic

Chief Executive Officer

HeartBeam, Inc.

2118 Walsh Avenue, Suite 210

Santa Clara, CA 95050